UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FOURTH QUARTER 2016 RESULTS; [1]; [2]

Santiago, Chile, February 27, 2017 – CCU announced today its consolidated financial results for the fourth quarter ended December 31, 2016:

•        Consolidated Volumes increased 8.6%, driven mostly by the Chile Operating Segment, where we achieved 9.6% volume growth, followed by the International Business Operating Segment with 6.3% volume growth, and the Wine Operating Segment with 5.2% volume growth.

•          Net sales increased 6.2% as a result of the 8.6% volume increase, and 2.2% decrease in average prices in CLP terms.

•       EBITDA increased 14.7%, where the main driver of the increase was the Chile Operating Segment with an increase of 17.7%, followed by the International Business Operating Segment with 1.4%. This was partially offset by the 0.8% decrease in EBITDA of the Wine Operating Segment.

•          Net income increased 44.8% this quarter.

•          Earnings per share increased 44.8% due to a higher Net income.

Key figures	Q4´16	Q4´15 (3)	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	7,544	6,949	8.6
Net sales	479,983	451,952	6.2
Gross profit	258,178	248,506	3.9
EBIT	81,408	69,263	17.5
EBITDA	105,407	91,884	14.7
Net income for the period	55,432	38,287	44.8
Earnings per share (CLP)	150.0	103.6	44.8

Key figures	YTD '16	YTD '15 (3)	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	24,783	23,927	3.6
Net sales	1,558,898	1,498,372	4.0
Gross profit	817,078	813,296	0.5
EBIT	200,652	204,937	(2.1)
EBITDA	284,180	286,504	(0.8)
Net income for the period	118,457	120,808	(1.9)
Earnings per share (CLP)	320.6	326.9	(1.9)

[1] For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. Figures in tables and exhibits have been rounded off and may not add up exactly to the total shown.

[2] All references in this Press Release shall be deemed to refer to Q4’16 figures compared to Q4’15 figures, unless otherwise stated.

3 See Exhibit 6: Results 2015 as previously reported and current adjustments.

PRESS RELEASE

COMMENTS FROM THE CEO

We are pleased to present strong performance for the fourth quarter, both in terms of volumes and results. Our consolidated volumes increased by 8.6% with market share gains in the Chile and the International Business Operating segment; in the domestic business of the Wine Operating segment we see a slight decline in volume market share, but a slight increase in value market share. We continue to see the benefits of the ExCCelencia CCU program especially in logistics, and we start to see the results of the reorganization of our route to market in Chile and Uruguay. Our consolidated EBITDA increased by 14.7% driven mostly by the Chile and International Business Operating segments. As a consequence we achieved significant EBITDA margin expansion of 163 bps from 20.3% to 22.0%, and a Net Income increase of 44.8%, indicating a turnaround after two weak quarters. We look back on a year with extraordinary difficult external circumstances, the most significant elements being the strong devaluation of the ARS, a slow economic environment in all countries where we operate, the new Food Labeling Law in Chile, and intense competition in all categories. The fourth quarter results bring us to a full year EBITDA and Net Income of CLP 284,180 million and CLP 118,457 million respectively, close to 2015 levels.

The Chile Operating segment EBITDA increased 17.7%, as a result of 12.8% top-line growth, driven by 9.6% higher volumes. Despite an aggressive competitive environment we were able to increase our market share, while we remain focused on our revenue management initiatives. The implementation of the combined route to market of the beer and non-alcoholic categories enabled us to capture additional efficiencies and improve the service level of our logistics operations. All-in our EBITDA margin expanded 104 bps from 24.0% to 25.0%.

The International Business Operating segment, which consists of the operations in Argentina, Uruguay and Paraguay, reported an EBITDA increase in CLP terms of 1.4%, despite a decrease in our top-line of 6.0%. We regained volume momentum in the segment growing 6.3% driven mostly by Argentina, however our top line decreased as a consequence of the devaluation of the ARS against the CLP. With our revenue management efforts we strive to keep up with the high level of inflation, while our USD denominated cost base is affected by the devaluation of the ARS. We implemented initiatives to deliver efficiencies that compensated the negative currency translation effect. As a result of the beforementioned factors, our EBITDA margin improved 130 bps from 16.6% to 17.9%.

The Wine Operating segment EBITDA decreased 0.8%. Top-line increased 7.0% as a result of 5.2% increase in volumes, mostly driven by our export business. Despite a negative exchange rate effect as a result of the 4.6% appreciation of the CLP against the USD, our prices increased 1.7% in CLP terms. The top-line growth was offset by a 9.0%4 increase in the Cost of sales per hectoliter, driven by a higher wine mix related to the 2016 harvest which had a higher cost of the grape. All in, the EBITDA margin contracted 156 bps from 21.5% to 19.9%.

With the fourth quarter result we are finishing a difficult year in great shape, reinforcing our Strategic Plan 2016-2018 with a double focus: growth and efficiencies, and in line with that we will continue our efforts in revenue management, efficiencies and brand execution excellence during the year 2017.

4 Excluding from Cost of sales Q4´15 the CLP 2,217 million reclassification of MSD&A to Cost of sales that occurred during Q4´15.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS FOURTH QUARTER (Exhibit 1)

•          Net sales increased 6.2% as a result of 8.6% higher volumes, driven by volume growth in all our Operating segments, and 2.2% lower average prices in CLP terms. The decrease in average prices in CLP terms is caused by the negative translation effect of Net sales in the International Business Operating segment to CLP, as the ARS has devaluated 61.3% against the CLP.

•          Cost of sales increased 9.0% in line with the 8.6% volume increase. Our Cost of sales per hectoliter increased 0.4%, partially driven by price increases in sugar and grapes.

•          Gross profit increased 3.9% as Net sales increased 6.2%, partially offset by the 9.0% increase in Cost of sales.

•          MSD&A decreased 2.5% mostly explained by the good results of the ExCCelencia CCU program and the translation effect of the MSD&A of the International Business Operating segment to CLP. Our MSD&A as a percentaje of Net sales decreased 330 bps.

•          EBITDA increased 14.7% as a result of the 3.9% increase in Gross profit and the 2.5% decrease in MSD&A. EBITDA margin increased 163 bps.

•          Non-operating result improved by 89%, mostly due to a better result of Central Cervecera de Colombia S.A.S., and one-off negative effects during the fourth quarter of 20155.

•          Income tax increased 11.0% due to the higher taxable income and due to the increase of the First Category Income tax rate in Chile from 22.5% to 24.0%.

•          Net income increased 44.8% this quarter, due to the higher taxable income, partially offset by the higher income tax and higher minority interest, mostly related to the water business in Chile.

5 Negative result for the divestment of the food brands Calaf and Natur, which was recorded as part of Equity and Income of JVs and associated, and a provision related to the transaction of the sale of our 49% interest in Compañía Pisquera Bauzá S.A. which was recorded as part of Other gains/(losses).

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS FULL YEAR 2016 (Exhibit 2)

•          Net sales increased 4.0% as a result of 3.6% higher volumes, driven by volume growth in all our Operating segments, combined with average prices 0.4% higher in CLP terms. The relatively low price growth is explained by the negative translation effect of Net sales in the International Business Operating segment to CLP, as the ARS has devaluated 54.5% against the CLP.

•          Cost of sales increased 8.3% as a result of the 3.6% volume increase, and the devaluation of the ARS and the CLP against the USD, 59.9% and 3.5% respectively, impacting our USD denominated Cost of sales. This also partially explains the 4.5% increase in Cost of sales per hectoliter.

•          Gross profit increased 0.5% as Net sales increased 4.0%, almost fully offset by the 8.3% increase in Cost of sales.

•          MSD&A increased 1.1%, but decreased 186 bps as a percentage of Net sales as a result of the various initiatives of the ExCCelencia CCU program.

•          EBITDA decreased 0.8% as a result of the 0.5% increase in Gross profit, offset by the 1.1% increase in MSD&A. EBITDA margin decreased 89 bps.

•          Non-operating result deteriorated 112.1%, as a result of lower Other gains/(losses), mostly due to the negative results on our hedges related to the impact of foreign exchange rate fluctuations on taxes on our foreign currency denominated assets.

•          Income tax decreased 39.6% due to a lower taxable income and due to the positive effect of foreign exchange fluctuations on taxes.

•          Net income decreased 1.9%, due to the lower taxable income and the higher minority interest related to the wine and water business.

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS FOURTH QUARTER (Exhibit 3)
1. CHILE OPERATING SEGMENT

Net sales increased 12.8% as a result of 9.6% higher volumes combined with 2.9% higher average prices.

EBITDA increased 17.7% as a result of the 12.8% increase in Net sales, combined with an 18.1% increase in Cost of sales, and a 3.5% increase in MSD&A.

With our brand Pepsi we were awarded bronze in the category Food, Beverages and Spirits of the Effie 2016 awards in recognition of our effective marketing communication. This year again we participated with our brands Cristal, Watt’s, Cachantun and Bilz y Pap in the national charity event “Teletón”, where our donations contributed to the overall goal, and with the campaign “27 Toneladas de Amor”, stimulating the recycling of plastic bottles.

Together with the gas company Metrogas we inaugurated a Satellite Regasification Plant which allows the conversion of our plant in Temuco to natural gas, with potential CO2 reduction of 20%, supporting our objective to reduce our overall CO2 by 20% according to our Environmental Plan “Vision 2020”.

2. INTERNATIONAL BUSINESS OPERATING SEGMENT

Net sales decreased 6.0% as a result of 6.3% higher volumes, and average prices 11.5% lower in CLP terms.

EBITDA increased 1.4% as the 6.0% decrease in Net sales in CLP terms was offset by a 3.5% decrease in Cost of sales and a 13.9% decrease in MSD&A.

During the fourth quarter we have launched “Innpacta” in Argentina, an initiative that brings together project-ideas of innovative entrepreneurs from the cities Salta, Santa Fe, and Luján, searching for project-ideas with positive social and environmental impact, linked to the production, consumption and communication regarding our brands.

In Uruguay we have won five golden awards in “Campana de Oro”, the most important competition related to publicity with our marketing campaigns for the brands Nix and Watt´s.

3. WINE OPERATING SEGMENT

Net sales increased 7.0% as a result of the 5.2% volume growth, combined with 1.7% higher average prices in CLP terms.

EBITDA decreased 0.8% as a result of the 7.0% increase in Net sales, offset by the 9.0%6  higher Cost of sales.

As of this quarter, the wines produced by our argentinean winery, Finca La Celia, started to be sold in Argentina through our existing CCU Argentina distribution network.

6 Excluding from Cost of Sales Q4´15 the CLP 2,217 million reclassification of MSD&A to Cost of Sales that occurred during Q4´15.

PRESS RELEASE

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, functional drinks and rum industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and / or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Coors Brewing Company.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS (Chilean Market Regulator) and available in our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•         Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. and Fábrica de Envases Plásticos S.A.

•         International Business: This segment commercializes Beer, Cider, Non Alcoholic Beverages and Spirits in the Argentinean, Uruguayan and Paraguayan market.

•         Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries.

•         Other/Eliminations: It considers the non-allocated corporate overhead expenses and eliminations of transactions between segments.

PRESS RELEASE

ARS

Argentine Peso

CLP

Chilean Peso

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), Cost of sales includes direct costs and manufacturing expenses.

Earnings Per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Stands for Earnings Before Interest and Taxes, and for management purposes it is defined, as Net Income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non recurring items (NRI), Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Marketing, Selling, Distribution and Administrative expenses (MSD&A)

MSD&A include marketing, selling, distribution and administrative expenses.

Net Debt

Total financial debt minus cash & cash equivalents.

Net Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net Income

Net profit attributable to parent company shareholder as per IFRS.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar

PRESS RELEASE

Exhibit 1: Income Statement (Fourth Quarter 2016)
Fourth Quarter	2016	2015	Total
	(CLP million)		Change %
Net sales	479,983	451,952	6.2
Cost of sales	(221,805)	(203,446)	9.0
% of net sales	46.2	45.0
Gross profit	258,178	248,506	3.9
MSD&A	(177,292)	(181,855)	(2.5)
% of net sales	36.9	40.2
Other operating income/(expenses)	522	2,611	(80.0)
EBIT	81,408	69,263	17.5
EBIT margin	17.0	15.3
Net financial expenses	(4,164)	(4,631)	(10.1)
Equity and income of JVs and associated	(221)	(2,229)	(90.1)
Foreign currency exchange differences	1,703	564	202.1
Results as per adjustment units	(271)	(868)	(68.8)
Other gains/(losses)	2,086	(700)	(397.9)
Total Non-operating result	(868)	(7,864)	(89.0)
Income/(loss) before taxes	80,540	61,398	31.2
Income taxes	(18,661)	(16,811)	11.0
Net income for the period	61,879	44,588	38.8

Net income attributable to:
The equity holders of the parent	55,432	38,287	44.8
Non-controlling interest	(6,447)	(6,301)	2.3

EBITDA	105,407	91,884	14.7
EBITDA margin	22.0	20.3

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	150.0	103.6	44.8
Earnings per ADR (CLP)	300.0	207.2	44.8

Depreciation	24,000	22,621	6.1
Capital Expenditures	30,636	31,913	(4.0)

PRESS RELEASE

Exhibit 2: Income Statement (Twelve months ended on December 31, 2016)
YTD as of December	2016	2015	Total
	(CLP million)		Change %
Net sales	1,558,898	1,498,372	4.0
Cost of sales	(741,820)	(685,075)	8.3
% of net sales	47.6	45.7
Gross profit	817,078	813,296	0.5
MSD&A	(619,543)	(612,565)	1.1
% of net sales	39.7	40.9
Other operating income/(expenses)	3,117	4,205	(25.9)
EBIT	200,652	204,937	(2.1)
EBIT margin	12.9	13.7
Net financial expenses	(14,627)	(15,256)	(4.1)
Equity and income of JVs and associated	(5,561)	(5,228)	6.4
Foreign currency exchange differences	457	958	(52.3)
Results as per adjustment units	(2,247)	(3,283)	(31.6)
Other gains/(losses)	(8,346)	8,512	(198.0)
Total Non-operating result	(30,323)	(14,297)	112.1
Income/(loss) before taxes	170,328	190,640	(10.7)
Income taxes	(30,246)	(50,115)	(39.6)
Net income for the year	140,082	140,526	(0.3)

Net income attributable to:
The equity holders of the parent	118,457	120,808	(1.9)
Non-controlling interest	(21,624)	(19,717)	9.7

EBITDA	284,180	286,504	(0.8)
EBITDA margin	18.2	19.1

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	320.6	326.9	(1.9)
Earnings per ADR (CLP)	641.2	653.9	(1.9)

Depreciation	83,528	81,567	2.4
Capital Expenditures	128,883	131,731	(2.2)

PRESS RELEASE

Exhibit 3: Segment Information (Fourth Quarter 2016)
	1. Chile Operating segment (1)			2. International Business Operating segment			3. Wine Operating segment
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2016	2015	Total %	2016	2015	Total %	2016	2015	Total %
Volumes	5,312	4,845	9.6	1,902	1,790	6.3	330	314	5.2
Net sales	299,379	265,452	12.8	132,065	140,423	(6.0)	50,405	47,107	7.0
Net sales (CLP/HL)	56,361	54,789	2.9	69,428	78,463	(11.5)	152,618	150,075	1.7
Cost of sales	(141,199)	(119,539)	18.1	(53,076)	(55,009)	(3.5)	(28,797)	(27,355)	5.3
% of net sales	47.2	45.0		40.2	39.2		57.1	58.1
Gross profit	158,180	145,914	8.4	78,989	85,414	(7.5)	21,608	19,752	9.4
% of net sales	52.8	55.0		59.8	60.8		42.9	41.9
MSD&A	(101,449)	(98,023)	3.5	(58,523)	(67,980)	(13.9)	(13,441)	(11,493)	17.0
% of net sales	33.9	36.9		44.3	48.4		26.7	24.4
Other operating income/(expenses)	(47)	355	(113.1)	324	2,225	(85.4)	159	(49)	(424.8)
EBIT	56,685	48,246	17.5	20,790	19,659	5.8	8,326	8,211	1.4
EBIT Margin	18.9	18.2		15.7	14.0		16.5	17.4
EBITDA	74,853	63,614	17.7	23,635	23,307	1.4	10,053	10,132	(0.8)
EBITDA Margin	25.0	24.0		17.9	16.6		19.9	21.5

	4. Other/eliminations (1)			Total
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2016	2015	Total %	2016	2015	Total %
Volumes				7,544	6,949	8.6
Net sales	(1,866)	(1,031)	81.1	479,983	451,952	6.2
Net sales (CLP/HL)				63,622	65,043	(2.2)
Cost of sales	1,267	(1,543)	(182.1)	(221,805)	(203,446)	9.0
% of net sales				46.2	45.0
Gross profit	(599)	(2,574)	(76.7)	258,178	248,506	3.9
% of net sales				53.8	55.0
MSD&A	(3,879)	(4,359)	(11.0)	(177,292)	(181,855)	(2.5)
% of net sales				36.9	40.2
Other operating income/(expenses)	85	80	6.5	522	2,611	(80.0)
EBIT	(4,392)	(6,853)	(35.9)	81,408	69,263	17.5
EBIT Margin	-	-		17.0	15.3
EBITDA	(3,133)	(5,169)	(39.4)	105,407	91,884	14.7
EBITDA Margin	-	-		22.0	20.3

(1)     See Exhibit 6: Results 2015 as previously reported and current adjustments.

PRESS RELEASE

Exhibit 4: Segment Information (Twelve months ended on December 31, 2016)
	1. Chile Operating segment (1)			2. International Business Operating segment			3. Wine Operating segment
YTD as of December
(In ThHL or CLP million unless stated otherwise)	2016	2015	Total %	2016	2015	Total %	2016	2015	Total %
Volumes	17,643	16,882	4.5	5,752	5,697	1.0	1,388	1,348	3.0
Net sales	997,376	909,460	9.7	370,109	405,714	(8.8)	201,402	189,515	6.3
Net sales (CLP/HL)	56,532	53,873	4.9	64,344	71,213	(9.6)	145,091	140,561	3.2
Cost of sales	(471,152)	(411,375)	14.5	(157,486)	(162,665)	(3.2)	(112,938)	(105,956)	6.6
% of net sales	47.2	45.2		42.6	40.1		56.1	55.9
Gross profit	526,224	498,085	5.6	212,623	243,048	(12.5)	88,464	83,559	5.9
% of net sales	52.8	54.8		57.4	59.9		43.9	44.1
MSD&A	(373,408)	(343,381)	8.7	(191,414)	(216,099)	(11.4)	(52,007)	(51,070)	1.8
% of net sales	37.4	37.8		51.7	53.3		25.8	26.9
Other operating income/(expenses)	1,735	627	176.7	(395)	3,316	(111.9)	733	45	1,534.6
EBIT	154,551	155,331	(0.5)	20,815	30,266	(31.2)	37,189	32,533	14.3
EBIT margin	15.5	17.1		5.6	7.5		18.5	17.2
EBITDA	216,288	212,030	2.0	32,743	44,600	(26.6)	44,268	40,102	10.4
EBITDA margin	21.7	23.3		8.8	11.0		22.0	21.2

	4. Other/eliminations (1)			Total
YTD as of December
(In ThHL or CLP million unless stated otherwise)	2016	2015	Total %	2016	2015	Total %
Volumes				24,783	23,927	3.6
Net sales	(9,989)	(6,317)	58.1	1,558,898	1,498,372	4.0
Net sales (CLP/HL)				62,903	62,623	0.4
Cost of sales	(244)	(5,078)	(95.2)	(741,820)	(685,075)	8.3
% of net sales				47.6	45.7
Gross profit	(10,233)	(11,395)	(10.2)	817,078	813,296	0.5
% of net sales				52.4	54.3
MSD&A	(2,714)	(2,015)	34.7	(619,543)	(612,565)	1.1
% of net sales				39.7	40.9
Other operating income/(expenses)	1,044	218	379.5	3,117	4,205	(25.9)
EBIT	(11,903)	(13,193)	(9.8)	200,652	204,937	(2.1)
EBIT margin	-	-		12.9	13.7
EBITDA	(9,120)	(10,229)	(10.8)	284,180	286,504	(0.8)
EBITDA margin	-	-		18.2	19.1

(1)     See Exhibit 6: Results 2015 as previously reported and current adjustments.

PRESS RELEASE

Exhibit 5: Balance Sheet
	December 31	December 31	Total Change%
	2016	2015 (1)
	(CLP million)
ASSETS
Cash and cash equivalents	133,790	192,554	(30.5)
Other current assets	547,597	491,758	11.4
Total current assets	681,387	684,312	(0.4)

PP&E (net)	903,832	872,667	3.6
Other non current assets	286,359	268,468	6.7
Total non current assets	1,190,190	1,141,136	4.3
Total assets	1,871,577	1,825,447	2.5

LIABILITIES
Short term financial debt	66,680	43,974	51.6
Other liabilities	375,632	344,717	9.0
Total current liabilities	442,312	388,691	13.8

Long term financial debt	117,944	136,927	(13.9)
Other liabilities	111,029	112,308	(1.1)
Total non current liabilities	228,973	249,235	(8.1)
Total Liabilities	671,284	637,925	5.2

EQUITY
Paid-in capital	562,693	562,693	(0)
Other reserves	(142,973)	(103,226)	38.5
Retained earnings	657,578	598,349	9.9
Net equity attributable to parent company shareholders	1,077,298	1,057,816	1.8
Non - controlling interest	122,994	129,706	(5.2)
Total equity	1,200,293	1,187,522	1.1
Total equity and liabilities	1,871,577	1,825,447	2.5

OTHER FINANCIAL INFORMATION

Total financial debt	184,624	180,901	2.1

Net Financial debt	50,834	(11,654)	(536.2)

Liquidity ratio	1.54	1.76
Financial Debt / Capitalization	0.13	0.13
Net Financial debt / EBITDA	0.18	(0.04)

1) As of December 31, 2015, CCU was in the process of assessing of the fair values of transaction related to Bebidas Carozzi CCU SpA, so it was recorded under Other non-financial non-current assets for an amount of CLP million 21,846.5 however for comparison purposes, we have reclassified the amount from Other non-financial non-current assets to Intangibles, Goodwill and Deferred taxes. For more details, please refer to our Consolidated Financial Statements.

PRESS RELEASE

Exhibit 6: Results 2015 as previously reported and current adjustments

Starting from the third quarter of 2016, the Company has incorporated in the Chile operating segment the business activities performed by the Strategic Service Units (SSU), which include Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. and Fábrica de Envases Plásticos S.A. As of December 2015 the revenue and expenses of the Strategic Service Units were previously reported under Others. However, for comparability purposes, these revenues and expenses have been restated and are now allocated to Chile Operating segment explained in the following tables:

	1. Chile Operating segment			4. Other/eliminations
Fourth Quarter
(In CLP million unless stated otherwise)	As previously reported	Adjustments	Adjusted	As previously reported	Adjustments	Adjusted
Net sales	263,311	2,141	265,452	1,111	(2,141)	(1,031)
Cost of sales	(122,316)	2,777	(119,539)	1,234	(2,777)	(1,543)
% of net sales	46.5		45.0
Gross profit	140,995	4,918	145,914	2,345	(4,918)	(2,574)
% of net sales	53.5		55.0
MSD&A	(94,185)	(3,838)	(98,023)	(8,197)	3,838	(4,359)
% of net sales	35.8		36.9
Other operating income/(expenses)	269	86	355	166	(86)	80
EBIT	47,080	1,166	48,246	(5,686)	(1,166)	(6,853)
EBIT Margin	17.9		18.2
EBITDA	59,573	4,041	63,614	(1,128)	(4,041)	(5,169)
EBITDA Margin	22.6		24.0

	1. Chile Operating segment			4. Other/eliminations
YTD AS OF DECEMBER
(In CLP million unless stated otherwise)	As previously reported	Adjustments	Adjusted	As previously reported	Adjustments	Adjusted
Net sales	902,021	7,439	909,460	1,122	(7,439)	(6,317)
Cost of sales	(420,298)	8,923	(411,375)	3,844	(8,923)	(5,078)
% of net sales	46.6		45.2
Gross profit	481,723	16,361	498,085	4,966	(16,361)	(11,395)
% of net sales	53.4		54.8
MSD&A	(328,489)	(14,892)	(343,381)	(16,907)	14,892	(2,015)
% of net sales	36.4		37.8
Other operating income/(expenses)	689	(62)	627	155	62	218
EBIT	153,924	1,407	155,331	(11,786)	(1,407)	(13,193)
EBIT Margin	17.1		17.1
EBITDA	199,690	12,340	212,030	2,111	(12,340)	(10,229)
EBITDA Margin	22.1		23.3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: February 27, 2017